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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a presentation by Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, at a February 27, 2002 security analyst meeting. The video and the transcript of Mr. Wayman's presentation are posted on HP's external web sites, www.VotetheHPway.com and www.hp.com. The slides used in connection with Mr. Wayman's presentation were filed by HP with the Securities and Exchange Commission on February 27, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.


ROBERT P. WAYMAN:

Good morning everyone and welcome. I hope we will again have a very productive day here. Yes, it has been 32 years. I know some of you are surprised such a young man could be in this job for 32 years, but it's true. None, probably, as exciting as this past year and that I'm sure this next year will be. We've been through a very challenging business environment and I will talk a bit about some of the recent financial trends and I will also, of course, take you through the financial case behind this merger with Compaq.

First quarter results I think very clearly demonstrate the ability of this management team to execute in what could, of course, have been a very distracting environment. We had strong performance surpassing the initial estimates for both of the past quarters -- strong balance sheet and operating cash flow -- but as well, the Q1 results reinforce and highlight the fact that all of our businesses are not competitive. They are not where they need to be, and thus the rationale for the merger.

The merger does provide us a very unique opportunity. Carly described it here briefly. It fills some holes. It addresses very directly some of the challenges that we as a company have been dealing with for a number of years. I will talk a bit about revenue loss -- the revenue loss assumptions that we have built into our model -- and I'll show you an analysis of how I think we're actually doing compared to those assumptions.

And, of course, we'll cover the very important cost synergies. Both the revenue loss assumptions and the cost synergies, we believe, are high confidence, conservative numbers and I will try to take you through some detail to make that case.

We did substantially exceed estimates in this most recent quarter. I'm not going to go through a lot of standalone quarter information, but will show some trend results -- and compared to the numbers out there prior to our pre-release in early February, revenue is at $11.4 billion compared to the $10.7 billion (or about

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a 7 percent positive deviation) compared to estimates; pro forma EPS of 29 versus 16 and 80 percent outcome above those estimates -- significant operating leverage in the quarter. We did achieve a five percent sequential revenue growth, the first revenue growth, -- sequential revenue growth -- we've seen in a while, driven fundamentally by our consumer business but also a very decent outcome in our IT services business as well. Very nice to see the 1.2 percentage point increase in gross margin. And, of course, very successful expense controls -- up less than one percent quarter to quarter, and I'll talk about expense management dynamics here in a moment -- down two percent year-over-year. Still not where we need to be. We still have actions that we have taken that have not yet fully played out but I think we're moving down the right path at the right pace.

Strong operating results on the balance sheet as well. $1.6 billion in net cash flow from operations. Exited the quarter with over $7 billion in cash and short term investments and we continue to manage operating assets very effectively with inventory down almost $750 million this quarter, following a $600 million decline the prior quarter. Receivables down as well on a sequential basis as revenue was up.

So let's look at some of the trends as a percent of revenue. The top line here shows gross margin. I'm not going to take you through all of the dynamics here but you see, of course, that we did see a declining gross margin down in the 25 to 26 percent range in Q1 through Q4 of last year. Pressured, of course, by the top line effect that were much below our original plan as we went into the year, and pressured as well by a very heavy competitive environment. We took cost cutting actions Q3 of last year, Q4 of last year. We start to see that benefiting gross margin in Q4 and Q1 and we achieved, I think, a nice improvement up to the 26.9 percent gross margin in Q1.

Expense ratio -- likewise reverse pattern -- operating at 19 percent or so in FY'00. Moving up to as high as 22 percent of revenue in the middle of last year when, of course, the revenue fall got ahead of our ability to control expenses. But we did take substantial expense control action last year. First, action of a temporary nature -- hiring controls, discretionary expense controls, asking the employee to take time off and book their salary out of their vacation accrual -- these kinds of things, which the company has done many times in the past when business has turned down. We moved aggressively in second quarter of last year, third quarter of last year, but we came to the conclusion in July of last year that we had to take stronger structural action and so we announced a substantial workforce reduction program.

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Seven thousand people will leave. Sixty-five hundred have already left by the end of Q1 -- five hundred more to go, most of those in Europe where these actions take a little bit longer to execute. So now we come into Q1 with an expense structure which is in much better shape based upon structural action as opposed to short term, unsustainable voluntary action on the part of our employees. And we have achieved expense ratio at 20.6 percent in Q1 -- not back to where it needs to be but certainly in the right direction.

And on the bottom of the page, operating margin, operating in the eight to nine percent range in FY'00, dropping down to the two and three percent range in a couple of quarters of last year. Again, the result of the two sets of dynamics that I just described, but now seeing two quarters of progress -- obviously helped by our expense control actions and the sequential revenue increase.

I want to talk a bit about cash flow. At times like this cash flow and balance sheets are ultra-important. Here you see the nine quarter trend in our EBITDA, operating at the $1.2 to $1.5 billion per quarter range back in FY'00 and the first quarter of FY'01, dropping dramatically from the same forces that I just described when talking about gross margins and expense ratios. We have now seen significant improvement in that due fundamentally to the profit margin improvement that I just described. This is again good dynamic, good direction but not far enough. We've got more actions to take.

Beyond the profit improvement, our cash flow is impacted very heavily by inventory management and receivables management. In the left-hand chart, you see our quarterly inventory turns. There are seasonal effects in here. You tend to see things going up and down, quarter to quarter. This has a lot to do with stocking in the retail space. But what you do see, clearly -- when you look through the noise of the seasonal numbers and the negative outcome, the negative trends that we saw in FY'01 as we had revenue well below plan and inventory building up beyond levels that we wanted -- you now see the inventory ratio with Q1 inventory turns at 1.87 compared to 1.41 in the same quarter a year ago and 1.65 in the same quarter of two years ago. So lots of good things happening on the owned inventory front. We did make great progress, as I already mentioned, in bringing inventory balances down, particularly true in the printing space where our supply chain with Canon is the most sticky of any [of] our supply chains, but that's now back to where we want it to be, in almost all cases. And, in fact, we have acknowledged in our conference call that we ran short of some owned as well as channel inventory in Q1 as we saw some consumer demand in some hot product categories strengthening considerably.


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I'm not going to show you the data on channel inventory. I covered that in the conference call but suffice it to say that overall, our channel inventory is for the most part where we want it to be given this point in the cycle, in both the product cycle as well as the selling cycle, with again a few exceptions where we don't have quite enough channel inventory.

On the right side you see some DSO numbers by quarter. Moving down from the low 40s in FY'00 to the high 30s and now a very, I think record, low for the company, 33 or so days in this most recent quarter. We have obviously been attending to receivables management quite a bit more directly this last year as business turned down. Clearly a lot of stresses out there -- not only with end-user customers but with channel and retail partners as well. We have introduced some new terms with some of our channels. We, in fact, have some folks who are under stress on more of a cash-as-we-go basis.

Much of the improvement you see here is on the consumer side. We, in fact, in North America, with our consumer customers, our retail customers, if you will, we saw a percent over 90 go from mid-year last year to about ten percent of our outstanding balance down to 3 percent of our outstanding balance in this last quarter. So, much improved performance. A lot of attention to collections; a lot of attention to credit policies.

So you put those operating asset management outcomes together with the improved EBITDA that I described earlier, as well as continued tight controls on capital spending, and you see a much improved operating cash flow. Then we'll take you through all the numbers here. FY'00 very much impacted by low revenue as well as profit pressures as well as inventory builds that were beyond planned levels. The good news [it] is now back exactly where we want it to be. Two very strong quarters at $1.7 and $1.6 billion. These levels are great. They aren't sustainable because we can't continue to take $700 million out of inventory per quarter. As business stabilizes and grows we will see that use of cash grow as well.

So let's look at our cash balance just real quickly here. You see these numbers, again, a nine quarter chart showing both our gross cash balance moving up nicely to the $7 billion level. Our net cash, that is net of all debt compared to our gross cash balance, moving up from negative levels in the middle of FY'01 to a very strong $1.8 billion position this past quarter.

Now let's move on to look at a couple of revenue sets of data. This shows the revenue by geography and let me just point out, I think, the most significant factor here, of course, is that international this past quarter was 60 percent of our



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revenue -- or to say it another way, U.S. at just 40 percent. Our U.S.
business continues relatively weak while the consumer business showed some strength. Enterprise, as we said on the conference call, still not showing any clear signs of improvement. Europe has done quite well despite a weakening macro environment. So this is another reason that we are cautious in our guidance going forward. Europe here, you can see, up to 39 percent of our revenue mix compared to 37 a year ago. Asia Pacific fairly steady. Latin America showing some declines and certainly that is an area of some risk on a going-forward basis, dropping from five percent to four percent of the overall revenue.

This next chart looks at revenue by our newly defined segments. We now have five segments. We have broken out the PC business from our computing systems business so we can now think of computing systems as our enterprise businesses and embedded and personal systems as our PC and related businesses. We also chose to break out our financing business from the rest of our services category. Not that financing is that large from a revenue point of view, but financing is very large from an asset utilization point of view. So as we begin recording assets by segment you'll see, I think, some very interesting dynamics related to our financing.

I'll just review this here quickly. Both imaging and printing and embedded and personal systems benefited from the strength of the consumer spending in Q1. So sequentially, you'll see two percent, and 22 percent growth in those businesses. Year-over-year though, both showing negative growth. Computing systems still weak. Down four percent sequentially and 21 percent year-over-year. I think very consistent with most of the market trends that others are reporting as well.

IT services showing positive growth both sequentially and year-over-year. Ann Livermore will talk more about this and do some competitive compares on a currency adjusted basis. We feel, relatively speaking, we are doing well in IT services. Financing down both sequentially and year-over-year. This is due, in part, to the weak enterprise business. This is a key driver of our financing business but indeed, over the past year and a half we have very much tightened our credit terms and policies in our financing business so we expected lower growth here.

There's an error on this page. The quarter-over-quarter change shown there at negative five actually should not have a negative sign around it, or parentheses around it. It is a five percent sequential growth, but still eight percent down on a year-over-year basis.



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Now if we look quickly at the segment comparison, what you see is a relatively similar pattern for four of the five groups -- that is some downturn in FY'01 and now an uptake in the last couple of quarters. I'll take you through quickly. IPS on top, very strong. 14.6 percent operating margin this last quarter. Following some actually relatively low operating margin in FY'01 when we did see some inventory write-offs due to the imbalances that I describe earlier, we had some write-offs and excess capacity due to a changed marketing and technology environment. So getting back to the levels, as you see Q1 a year ago, we ran about 13 percent. So very strong margin. Q1 is often a top of the year margin quarter for this business.

Services category - ITS. Down again in mid of FY'01 but coming back a bit to a -- not a bit, a very strong quarter in Q1 to 13 percent. Embedded and personal systems losing money -- down to losses as much as a negative ten percent operating margin in Q3 of last year. Always a weak quarter for that business. Now coming back nicely these past two quarters to about break even for the entire segment. Our PC business overall made a little bit of money in Q1 and as currently indicated, our consumer PC business made about three percent operating margin.

Financing business. Big losses last year as we addressed some of the inappropriate credit decisions that we had made back in `99 and early FY'00. We took some write-offs. We think we now have the portfolio where it should be. I will say, though, that Q1 still showing a loss in this business primarily due to some write-offs in South America that we hope will not be recurring. And finally, computing systems at a minus 8 percent. This is the one segment that had a generally negative trend over these five quarters and a business that we will [be] talking about on a going-forward basis.

So you put all that together -- shown here in a format that we've been using at our meetings with many of you, a format that is part of our December 19th filing -- it shows IPS as a percent of revenue and as a percent of our profit portfolio. On the left-hand side for Q4 of last year. On the right hand side, the most recent quarter. The numbers have changed a bit. IPS has gotten stronger. Services has gotten stronger. But the reality is we still have the same serious profit and balance problems, even after our much improved Q1 results.

Now let's move on to some of the merger analysis. This chart shows you the cost synergies, the $2.5 billion in cost synergies that we showed you back in September. We have stayed with a very consistent, very conservative, what we believe is a high confidence plan. So while the numbers haven't changed, I will describe to you some of the dynamics around the numbers. Some of the




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rationale behind the numbers that we think that represent what we have learned in the six months since we announced this merger and I think we'll give you a greater insight into why we feel the way we do about these numbers. We do believe there is upside to these cost synergies but have not built that into the models. And we do believe there are potential revenue upsides and I will give you a little more background on that in a moment.

First, cost synergies. Here you can see a little bit more detail. Admin synergies, one category there. New IT investment. Obviously both of these companies are constantly making investments in upgrading and adding capabilities to their IT systems, IT systems which do fundamentally the same thing. As we bring these two sets of systems together and we have made all the choices as to which systems will power this company on a go-forward basis, as we put them together we will not have to have that duplicate investment stream. This is one category of the synergies that will take a bit longer to achieve. So some of these savings we don't expect to see until FY'04.

Labor savings in administration. You can see there, corporate admin, finance, HR, IT -- the list is longer than that but that gives you a feel for it. At the corporate level, at the region level, at the country level, everywhere we go there are people in both companies doing the same job at each of those levels. So substantial opportunity to take redundancy, redundant costs out of the system. This is a set of cost synergies -- most of the redundancy synergies that we believe we can capture quite quickly.

In the cost of sales area, purchasing achieved one percent manufacturing purchasing savings. We actually think and experts tell us that we ought to be able to get three to four percent savings in this area and, in fact, our detailed plans that have been done in a clean room environment are telling us at this point in time that we know how to get substantially more than that one percent.

Server manufacturing. Both companies have server manufacturing operations. We will consolidate those and save some money.

PC directs capability. We have commented a lot about HP's lack of an effective PC direct capability, but we've still been investing in PC direct and so we will eliminate that duplicate investment and leverage off of Compaq's stronger PC direct capability.

In the services arena, there are back-end redundancies that we will take out as we bring these two companies together.



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In direct procurement, beyond the direct material that we buy, there are all kinds of manufacturing services, from outsourcers, etc., services in all of the expense areas, operating supplies in manufacturing, in expense areas, etc. We will go and get -- through leverage, through scale -- reduced costs from our suppliers.

Sales. Reduction in account managers, geography managers, channel managers, etc., etc. Now we have said from the beginning and we still have as our plan to keep the quota-carrying sales people from both companies intact. The plan calls for as little disruption to the sales force as we possibly can, but we do have overlap in management and back office. That is where the redundancy exists and that's where we will go and get these cost savings.

R&D. Eliminating duplicate investments in PCs, industry standard servers, UNIX, that's where we have the overlap. Some of those areas, such in PCs, we think we can get relatively quickly. Some others, like UNIX, will take a bit more time and, again, this is a category where we have not assumed savings until FY'04 with regard to things like UNIX R&D.

And marketing.  Again, eliminating redundant people and programs.

Two and a half billion dollars, we think is conservative. It represents about 3 percent of our revenue. There are many consolidating mergers out there where companies have gone after five to ten percent of revenue with regard to cost savings. So a number and a program that we have high confidence in.

There will, of course, be a cost to achieve some of these savings. And what I have here are very preliminary estimates of the restructuring charges. Keep in mind that, well, one, what this includes is severance, relocation and associated facility cost reductions -- (facility space reductions). It's shown in two categories, restructuring and purchase accounting and goodwill. When a Compaq employee or facility leaves, it will be booked to purchase accounting [as] a goodwill adjustment. If an HP employee or facility leaves, it will be booked to restructuring charge. Now, obviously, we do not have detailed names and facilities at this point in time. We have not been able to go public with our product roadmap, we have not made all the many people choices that need to be made, so we don't know exactly what the split will be. But this gives you some sense. Estimated range at $450 to $700 million in each of these two categories. But importantly for those of you who are doing your cash model, not all of this will be cash, but the majority will. So of the above numbers, we expect about an $800 million to $1.2 billion use of cash as we execute these severance, relocation and facility restructuring strategies.

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We, of course, also built into this model a loss of revenue. These numbers are mostly what you've seen before, but I did want to take you through them once again. They show the six categories of revenue where we think there is noticeable revenue loss. This is a model -- it's the same model, again, that we had in place for six months. I'll comment on how we're doing compared to that model in just a moment. To make sure everybody understands how to read this chart, within home PCs you take the two companies' PC lines, you look at their total existing volume and we think we could, over time, lose as much as 18 percent of that volume -- product roadmaps decisions, channel may decide not to carry both brands, all of those sorts of things. We cannot give you the details on this, again, until we have regulatory approval on product roadmaps, but this is what we have built into our model and we believe it is a very doable number.

Importantly, the next column shows the percent of the revenue lost. So we have modeled in about $4 billion worth of revenue loss, 35 percent of that is in home PCs. I won't take you through all of these. I'll just mention UNIX servers. Again, we have HP with a relatively strong position in the UNIX space; Compaq with relatively weaker. We have assumed in this that we have modeled the possibility of losing up to 40 percent of Compaq's UNIX revenue stream on a going-forward basis.

Two-thirds of the revenue loss here is in the PC space. This is an area where there are very low gross margins, very low contribution margins. You combine that with a third of the revenue that is in areas of enterprise where we have higher contribution margin, you put it all together, we stand by our numbers. These are prepared on a detailed basis looking at product line by product line numbers, 12 percent contribution margin, and that is what is built into our overall model.

So in summary, 9.5 percent revenue loss in those categories that we believe are affected.

So now let's look at that revenue. Of course, there's been a lot of debate around revenue loss and you know, only time will tell. But time has told us something. This chart is an analysis of Hewlett-Packard and Compaq on the right. Our revenue achieved in a most recent quarter compared to six competitors in very similar spaces: Dell, Lexmark, IBM, Sun, EMC and Gateway. So we took the analysts' estimates of revenue that was in existence at the beginning of September -- that is at the time we announced this merger -- so we looked at the next quarter's revenue forecast (for some of these companies



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that's calendar Q4; for others like HP and Dell it's November, December,
January) for the most recent quarter and then looked at what the actual results achieved. So starting with HP and Compaq we achieved 98 and 97 percent of the consensus revenue estimates for that quarter. You can see the other six companies -- only one of them did better than that, Dell -- and, of course, if you looked at our PC business, it did better than that as well. But overall, those six companies had an 86 percent performance. So by this measure, if you do it on a relative basis, we have actually had a relative revenue gain compared to the forecasted positions that we have in place.

Now all that being said, we know there's a lot that needs to be done to continue to achieve these good revenue outcomes, but at this point I think a really good sign that the distraction that some had worried about has not been seen yet amongst our sales force and our management team. And, in fact, we have a great start to what we think will be a story where our model to revenue loss is not really what we end up achieving.

The model assumes nothing about revenue upside but I did want to take you through some of what we believe is possible. Not only possible, it is being built into our plan. Now we are assigning revenue upside to our businesses in our discussions of what we call our value capture numbers and value capture strategy.

First, sales force expansion -- doubling of the enterprise sales force, stronger product offering across the board. In every case, our sales people are delighted with this merger because they are going to have more, stronger products to sell. In imaging and printing, I'll be quick here because you'll hear a lot more about this from VJ, digital imaging requires a number of strengths from the company -- digital publishing: servers, storage, network management, professional services -- all elements of our products offerings that we think will allow us to transition the current commercial printing industry into the new age of digital publishing.

Imaging and printing pull-through. There is insignificant pull-through today with our printers, with Dell, Gateway and Compaq. I put that in here for really one primary reason. Our opposition has put forth a number with regard to potential loss of revenue to Dell. They quote a `98 study. In `98, Dell did have significant pull-through with HP printers. They no longer do.

Direct model distribution. HP still has weaknesses in its direct model; Compaq has strengths. Not only will those help us in the PC space, we believe it can help us


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in a number of other businesses as well and thus win new business by being more cost competitive.

Other revenue upsides:

     . Our strengthened server business -- increased sales [of] HP-UX by adding Compaq's clustering capabilities; additional server markets here; NT server market share through leverage of each company's IT capabilities -- and I won't read this all in detail to you;

     . More competitive storage solutions -- HP's high end, HP's management software combined with Compaq's storage area networks and mid-range servers; software pull-through for OpenView -- new sales force as well as larger installed base that we can go back and try and sell OpenView to;

     . IT services, and Ann will talk more about this as well -- additional services pull-through and a stronger sales force; more outsourcing as we get more scale and breadth by combining these two companies' outsourcing business.

So we see lots of opportunity, again, not in the model.

So then of course the key is how do you capture this opportunity? And I've got a couple of charts here that talk about what we call the value capture effort. Value capture effort, we think of in two major phases. One in integration planning. We have a value capture team. It is led by financial people. Not only at the enterprise level but also in each and every business. Working with the now-formed new business teams coming up with overall goals that will result in the 2004 financial plans that this decision is based upon. In addition, we have integration teams that are looking at these numbers, pulling them together and making sure that they all come together in an effective way. Once this deal closes, we'll move to the implementation phase. You can see the roles mentioned there for corporate planning, which will have quarterly monitoring of each business and functions progress according to that, or compared to that agreed-upon value capture plan.

Groups will be responsible for their own revenues, including upside revenue goals that I mentioned earlier, as well as their own costs. Functions like the finance function, myself, will be responsible for its own costs and together we will assure that all of those cost plans are linked effectively.

Importantly, and we've said this before, management compensation in both the second half of this year and on a go-forward basis will be linked to the achievement of these value capture goals.


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Just a few more words on value capture progress. You can see various phases laid out here. Establishing a baseline in a detailed way. Dealing with revenues, costs, assets, all other form of resources, contracts, business models -- we have documented the baseline case. Then we developed the synergy targets reconciling the top down goals with the bottom up and detailed plans. In many cases those detailed plans -- and I've mentioned a couple of them here -- call for more cost synergies than what we have built into the $2.5 billion dollar plan that we have put forth.

Development of business plans for 2004 is now done and we're now getting ready for phase three, which is fundamentally something that depends upon getting more people named, getting regulatory approval where we can actually look at the product roadmap and how the time phasing of those plans will impact the second half of this year. We will do that. We will have second half plans by business units, by geography, by function, and all of the linkages between those various pieces will be reconciled and put together. This is a process that Webb [McKinney] and Jeff Clarke (the Compaq CFO and co-integration lead) and myself deal with on a regular basis and one that we know is critical to the success of this deal. So be assured we are, and will continue to pay great attention to it.

So let me just recap. Cost synergies for two and a half billion dollars which we think we can achieve in FY'04, translate into 60 cents a share. This is the same old information. It is the same plan that we believe is the right plan. It is one that we think has margin for error in it, high confidence, conservative. Built into the model is the offset of the impact of the contribution on the $4 billion of revenue loss that is built into the plan for FY'03 and FY'04. That's about a 12 cent negative effect for an overall impact of 48 cents. Detailed plans stand behind these numbers. Evidence today shows that we can execute at least as well as these numbers.

And now, putting it all together, this is an updated chart, data that many of you have seen before. Using your latest estimates of FY'03, the plans that I just described to you, the plans that include two billion of the two-and-a-half billion of cost synergies achieved in FY'03, the full revenue loss that I just detailed for you, no revenue upside -- all that applied to your now FY'03 plans results in 12 percent accretion in FY'03, only two billion of the cost savings, so obviously the FY'04 number will be considerably stronger than that.

We believe these are high confidence plans. These are the plans that this board and this management team used as the basis of our commitment to deliver.




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And as the basis that led to our decision to proceed with this merger. The management team and the board is behind these plans and they are behind these plans because, as Carly noted, it is a rare opportunity when you can improve your competitive position significantly, and you'll hear about that business-by-business today, improve your cost structure and your business model and thereby improve your shareholder returns.

That's what this deal is all about, and that's what we are committed to delivering.

So that's my pitch for now. I will be around, of course, all day and if there are questions that we want to cover later on, we will do that, but right now I'll turn it over to Ann Livermore, the president of our services activity.


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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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